UNITED STATES OF AMERICA

              BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 11
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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         THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended June 30, 2000, as summarized in Exhibit A.

         This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                                            OHIO VALLEY ELECTRIC CORPORATION


                                            By: /s/ John F. Di Lorenzo, Jr.
                                               ----------------------------
                                                    Assistant Secretary


Dated:  October 30, 2000

                                                                  EXHIBIT A

       SHORT TERM         ISSUE         MATURITY               INTEREST     PRINCIPAL                          MATURITY
        DEBT TYPE          DATE           DATE        DAYS      RATE %      BORROWED          INTEREST          VALUE
           BL            07/26/00        12/13/00      140     7.29000    $ 5,000,000.00    $ 141,750.00    $ 5,141,750.00
           BL            07/27/00        01/23/01      180     7.89000    $ 5,000,000.00    $ 197,250.00    $ 5,197,250.00
           BL            07/31/00        10/30/00       91     7.72190    $ 5,000,000.00    $  97,596.24    $ 5,097,596.24
           BL            07/31/00        01/29/01      182     7.89380    $ 5,000,000.00    $ 199,537.72    $ 5,199,537.72
